

Mail Stop 3561

May 14, 2010

Elon Musk
Chief Executive Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

> **Re: Tesla Motors, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 29, 2010**
> **File No. 333-164593**

Dear Mr. Musk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X as of the effective date of your registration statement.

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Overview, page 1

3.   Please name the "independent third party" mentioned in the third paragraph and
        file consent with the next amendment.

Risk Factors, page 13

4.   We note your response to comment four of our letter dated April 12, 2010. Please
        clarify your disclosure on pages 31 and 108-109 to reflect the statement in your
        letter dated April 29, 2010 that the company "does not currently utilize any sole
        suppliers other than Lotus."

Supply Chain, page 108

5.   Since you say that only a majority of your sole suppliers provide you with
        components that you believe you could replace, either name the others or tell us
        why that would not be material to investors.

Certain Relationships and Related Party Transactions, page 151

6.   We note your response to comment 11 of our letter dated April 12, 2010. Please
        disclose the approximate dollar value of the amount involved in the development
        and production of a battery pack and charger for a pilot fleet of Daimler A-Class
        electric vehicles and development and sale of several modular battery packs for
        electric delivery vans for Freightliner Custom Chassis Corporation.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. In your responses, please include the page numbers
of the amendment where we can find the changes. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Mark B. Baudler, Esq.
   Fax: (650) 493-6811